ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

May 27, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Planet Fitness, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), we are submitting for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed public offering of the Company’s common stock.

In connection with the filing of the Registration Statement, a registration fee of $20,278 was paid to the Commission.

If you have any questions regarding this filing, please call me at (617) 951-7063 or David A. Fine at (617) 951-7473.

Best regards,

/s/ Thomas J. Fraser

Thomas J. Fraser

cc:	Chris Rondeau (Planet Fitness, Inc.)
Dorvin Lively (Planet Fitness, Inc.)
David A. Fine (Ropes & Gray LLP)
John C. Ericson (Simpson Thacher & Bartlett LLP)